Auscrete Corporation

PO Box 847, Rufus OR. 97050

541 738 8200

November 11, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-4631

Attn: Mr. Edward M. Kelly

Re: Auscrete Corporation, a Wyoming Corporation

File No. 333-166976

Dear Mr. Kelly,

I refer to your comment letter of November 9, 2011 and thank you for your prompt response to our filing. We respond as follows.

1. We have spoken to the Filer Support as well as referencing the manual. We requested a verbal response to the third version of the last filing and were told by the person responding that the filing looked OK. She said we should not have the font in red where the changes were made as they were now internally marked as redlined. We hope that this filing is correct.

Prospectus’ Outside Front Cover Page

2. We agree that the period of 18 months is correct and believe we carried the 180 days statement in error. Changes have been made in 3 places throughout the S-1 Amendment 9, including the statement regarding the timeframe, and the Sale of Assets Agreement has also been changed.

In conclusion, we look forward to your response to the revisions we have incorporated. In the meantime, please contact me if you have any further questions or comments.

Yours sincerely

/s/ John Sprovieri

John Sprovieri

CEO, Auscrete Corporation

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